UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Viking Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92686J106

(CUSIP Number)

Ligand Pharmaceuticals Incorporated

3911 Sorrento Valley Boulevard, Suite 110

San Diego, CA 92121

(858) 550-7500

Copy to:

Matthew T. Bush, Esq.

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Telephone: (858) 523-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92686J106	13D	Page 1 of 4 pages

1	Names of Reporting Persons Ligand Pharmaceuticals Incorporated
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,065,080
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,065,080

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,065,080
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.9%
14	Type of Reporting Person CO

CUSIP No. 92686J106	13D	Page 2 of 4 pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2015 and as previously amended (the “Schedule 13D”) by Ligand Pharmaceuticals Incorporated (“Ligand” or the “Reporting Person”). Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by Ligand Pharmaceuticals Incorporated (“Ligand” or the “Reporting Person”).

(b) The principal business address of the Reporting Person is 3911 Sorrento Valley Boulevard, Suite 110, San Diego, CA 92121. The principal business addresses of the directors and executive officers of the Reporting Person are set forth in Exhibit 99.1 to this Amendment No. 5.

(c) The principal business of the Reporting Person is developing or acquiring royalty generating assets in the pharmaceutical industry. The principal occupations of the directors and executive officers of the Reporting Person are set forth in Exhibit 99.1 to this Amendment No. 5.

(d) Neither the Reporting Person nor any person listed in Exhibit 99.1 to this Amendment No. 5 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor any person listed in Exhibit 99.1 to this Amendment No. 5 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the State of Delaware. Information called for by Items 2 – 6 of this Amendment No. 5 concerning the directors and executive officers of the Reporting Person is set forth in Exhibit 99.1 to this Amendment No. 5.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

Ligand beneficially owns, in the aggregate, 6,065,080 shares of Common Stock, constituting approximately 7.9% of the Common Stock outstanding, consisting of (i) 5,182,606 shares of Common Stock held directly by Ligand and (ii) 882,474 shares of Common Stock held directly by Metabasis.

CUSIP No. 92686J106	13D	Page 3 of 4 pages

The aggregate percentage of Common Stock beneficially owned by Ligand is based on 76,688,478 shares of Common Stock of the Issuer outstanding on October 15, 2022.

(c)	Item 5(c) of the Schedule 13D is amended and supplemented by inserting the following information:

During the past 60 days, Ligand disposed of 650,000 shares of Common Stock, in a series of transactions at prices ranging from $8.08 to $9.425 per share in open market transactions on the Nasdaq Stock Market. Details by date, listing the number of shares of Common Stock disposed of and the weighted average price per share are provided below. The Reporting Person undertakes to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for these transactions.

Date	Equity Shares Disposed Of	Weighted Average Price per Share
January 5, 2023	64,713	$8.1374
January 6, 2023	35,287	$8.3266
February 3, 2023	351,013	$9.165
February 6, 2023	198,987	$9.3232

Except for the transactions disclosed in this Item 5(c), neither the Reporting Person nor any Related Person has effected any transactions in the Common Stock of the Issuer in the past 60 days.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item	7 of the Schedule 13D is hereby amended to replace Exhibit 99.1 previously filed as Exhibit 99.1 filed herewith.

Exhibit Number	Description

99.1	Information concerning the directors and executive officers of Ligand Pharmaceuticals Incorporated

CUSIP No. 92686J106	13D	Page 4 of 4 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023

Ligand Pharmaceuticals Incorporated

By:	/s/ Andrew T. Reardon
Name:	Andrew T. Reardon
Title:	Chief Legal Officer and Secretary